LETTERHEAD OF INTERSECTIONS

January 23, 2007

Ms. Kathleen Collins and Ms. Megan Akst
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Intersections, Inc. Form 10-K for the Year Ended December 31, 2005 Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006 File No. 005-50580

Dear Ms. Collins and Ms. Akst:

Reference is made to your letter dated December 21, 2006, addressed to Michael Stanfield in which you requested certain revisions and clarifications be made by Intersections Inc. ("Intersections") to certain filings made with the Securities and Exchange Commission. Set forth below are our responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 36

Comment:	1. We note your disclosure that your CEO and CFO have concluded that the Company's disclosure controls and procedures are effective in "timely making known to us material information relating to us and our consolidated subsidiaries required to be disclosed in our reports filed or submitted under the Exchange Act." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Also, clarify, if true, that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e).

Response:	As a result of your comments we have consulted the requirements of Items 307 and 308 of Regulation S-K regarding the disclosure of our controls and procedures. Although an explicit conclusion was not included, we originally felt that the disclosure of our controls and procedures met these requirements. However, after reading the requirements, we believe that the wording should be clearer and would propose to add in our future filings an explicit conclusion. We will file our Annual Report on Form 10-K (the "2006 10K") for the year ended December 31, 2006 in March and will address the comments raised by you and include the proposed modifications in our responses. As a result, we do not think it should be necessary to make any amendments to our filings and, in fact, we believe filing amendments may be confusing to the public and our stockholders. Accordingly, we appropriately request that we not be required to file any amendments.

In response to this comment, we propose to revise Item 9A in our upcoming 2006 10-K (and the similar Items in our future Form 10-Qs) to include the following paragraph in lieu of the first full paragraph included in our Annual Report on Form 10-K for the year ended December 31, 2005:

"Evaluation of disclosure controls and procedures. The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Our officers have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission."

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Comment:	2. In light of the fact that SAB 101 was superceded by SAB 104 in December 2003, clarify for us, how the Company's revenue recognition policy complies with SAB 104.

Response:	As noted in the Summary section of SAB 104, the publication modifies Topic 13 for the deletion of obsolete guidance and revisions to guidance based on outdated literature and replaces superseded references with current references. SAB 104 rescinds the Frequently Asked Questions and Answers document and incorporates portions directly into Topic 13. We believe that our revenue recognition policy complies with the most recent Topic 13, as SAB 104 did not modify any underlying principles or relative guidance. In response to this comment, we propose to modify the following paragraph as follows in Note 2 and elsewhere in our 2006 10K and other filings as applicable:

"The point in time at which we record revenue is determined in accordance with Staff Accounting Bulletin ("SAB") No. 101 Revenue Recognition in Financial Statements ("SAB 101"), as amended by Staff Accounting Bulletin No.104 Revenue Recognition ("SAB 104")."

Schedule II – Valuation and Qualifying Accounts

Comment:	3. We note that write-offs increased 136% from that of 2004 while gross receivables increased 48% and revenue increased 8%. Explain to us the reason for the disproportionate increase. Tell us whether there have been any changes to your credit or collection policies at year-end that have resulted in the increase in write-offs and if such changes affected your revenue recognition. In addition, clarify for us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Response:	On November 12, 2004, we completed the acquisition of American Background Information Services, Inc. ("ABI") pursuant to a stock purchase agreement. Financial statement amounts for 2004 include the period between the November 12, 2004 acquisition date and December 31, 2004. Financial statement amounts for 2005 include the full year results for both Intersections and ABI. The deduction for allowance (write-offs) of $43,345 for 2004 relates to ABI's business and is for the period from November 12, 2004 (date of acquisition) to December 31, 2004 for ABI; while the deduction for allowance (write-offs) of $102,406 for 2005 relates to ABI's business and represents the full year of operations for ABI. The disproportionate increase in the write-off's as compared to the revenue increase is due to the fact that ABI comprises only a small portion of the total Company revenues (0.8% for 2004 and 8% for 2005) while ABI comprises 100% of the Company's write-off's.

Our accounts receivable balance as of December 31, 2005 was $14.7 million, including approximately $1.4 million related to ABI, compared to $10 million, including approximately $1.5 million related to ABI , as of December 31, 2004. Our accounts receivable balance consists primarily of both credit card transactions that have been approved but not yet deposited to our account and several large balances with some of the top financial institutions. The likelihood of non-payment has historically been remote for our Identity Theft and Credit Management Service segment (the historical Intersections business) and, therefore, prior to the purchase of ABI, did not include an allowance for doubtful accounts. However, since the purchase of ABI (our Personal Screening segment) we do provide for an allowance for doubtful accounts with respect to background screening clients. This allowance is based on historical results.

Other than a full year of ABI results, there have been no changes to the credit or collection policies or related revenue recognition policies. In addition, all known trends, events or uncertainties which are reasonably likely to impact future liquidity are included in the liquidity and capital resources discussion.

Form 10-Q dated September 30, 2006

Item 4. Controls and Procedures, page 31

Comment:	4. We note your disclosures that "except for changes noted below, there have been no changes in our internal controls over financial reporting for the third quarter of 2006…." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Furthermore, you indicate that the Company is currently engaged in "refining and harmonizing" the internal controls and processes of the combined joint venture and CMSI. Please explain what is involved in the "refining and harmonizing" process. Tell us whether the Company has identified weaknesses in the internal controls of these entities. If so, please explain such weaknesses and the steps you are taking to correct them.

Response:	As a result of your comments we have consulted the requirements of Items 307 and 308 of Regulation S-K regarding the disclosure of our controls and procedures. Although an explicit conclusion was not included, we originally felt that the disclosure of our controls and procedures met these requirements. However, after reading the requirements, we believe that the wording should be clearer and would propose to add in our future filings an explicit conclusion. We will be filing our 2006 10-K in March and will address the comments raised by you and include the proposed modifications in our responses. As the result, we do not think it should be necessary to make any amendments to our filings and, in fact, we believe filing amendments may be confusing to the public and our stockholders. Accordingly, we appropriately request that we not be required to file any amendments.

The reference to "except for changes noted below" was intended to disclose the changes noted with respect to the departure of our chief financial officer and the appointment of a new acting principal financial officer and our completion of the joint venture and CMSI acquisition. These disclosed events were changes to internal controls over financial reporting that occurred during the third quarter that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. There were no other changes in our internal controls over financial reporting for the third quarter of 2006.

The reference to "refining and harmonizing" refers to our process of assessing and testing the internal controls of CMSI and Screening International under the COSO Framework. Where CMSI's and Screening International's controls are different, we are revising these controls to make them consistent with Intersections. To date, we have not identified any material weaknesses from these entities.

We propose to revise the disclosure regarding management's evaluation of the internal controls of the Screening International joint venture and CMSI acquisition in our upcoming 2006 10-K as follows:

"During the second quarter of 2006, we completed the previously announced joint venture transaction with CRG, pursuant to which a new company, Screening International LLC, was formed to own and operate our wholly-owned subsidiary, ABI, and CRG's U.K. background screening business, Control Risks Screening Limited. In addition, during the third quarter of 2006 we completed our acquisition of CMSI. As part of the post-closing integration, we are engaged in the process of assessing the internal controls and processes of the combined joint venture and CMSI under COSO framework and, where CMSI's and Screening International's controls are different from those of the company, we are revising their controls to make them consistent with the Company's controls. We believe this process will be completed in 2007. Management has excluded the internal controls of Screening International LLC and CMSI from its annual assessment of the effectiveness of the company's internal control over financial reporting (Section 404) for 2006. This exclusion is in accordance with the Securities and Exchange Commission guidance that an assessment of a recently acquired business may be omitted from management's report on internal control over financial reporting in the year of acquisition. The Company has not identified any material weaknesses in the internal controls of these entities."

Accordingly, we do not believe that any revisions to our prior filings are necessary.

Form 8-K/A dated September 18, 2006
Chartered Marketing Services, Inc.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Comment:	5. We note that the Company's products include (a) accidental death insurance, (b) identity theft and credit management services, (c) membership products that provide discounts on health care-related products and services, financial and legal services and home and auto care-related products and services. We further note that revenues are recognized when earned. For each of your product and services offerings, please tell us when revenue is considered earned and explain how you determined that the four criteria for revenue recognition of SAB 104 have been met. Also, tell us how you considered EITF 99-19 in accounting for such revenues. Furthermore, we note that insurance premiums collected from customers and remitted to insurance carriers are excluded from the Company's revenues and operating expenses. Is any portion of the Company's revenues obtained from sale of insurance products or are all insurance-related products sold through insurance carrier?

Response:

(a) Accidental Death Insurance Products:

We generally record revenue net of insurance premiums. The amount of revenue for accidental death insurance products recorded is determined in accordance with FASB's Emerging Issues Task Force ("EITF") 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent ("EITF 99-19"), which addresses whether a company should report revenue based on the gross amount billed to a customer or the net amount retained by the company (amount billed less commissions or fees paid). We primarily market and administer insurance products, which are provided by third party insurance companies. We do not have any latitude in establishing price, as the premium per amount insured is established by the insurance company and the insurance company bears the risk of claims incurred and state premium taxes on the amount collected. As we perform as an agent or broker for the insurance products without assuming the risks of ownership of the insurance products, revenue is reported on a net basis.

SAB 101, as amended by SAB 104 provides for revenue to be realized and earned when the following four criteria have been met:

Persuasive evidence of an arrangement exists — Our insured customers agree to purchase the product primarily through telemarketing transactions which are recorded and maintained on file as evidence of the insured's purchasing decision.

Delivery has occurred or services have been rendered — At the completion of a product trial period, to maintain the coverage, the insured must remit timely payment for the insurance. Revenues are recognized after the applicable trial periods are completed. In addition, all insureds are mailed a description of coverage.

The seller's price to the buyer is fixed or determinable — The price of the product is agreed to by the customer as part of the sales transaction which established the sales arrangement.

Collectibility is reasonably assured — This criteria is evidenced by our collection of revenue through the monthly mortgage payments of our customers or through checking account debits to our customers' accounts.

(b) Identity Theft and Credit Management Services:

The amount of revenue recorded for identity theft and credit management services is determined in accordance with EITF 99-19, which addresses whether a company should report revenue based on the gross amount billed to a customer or the net amount retained by the company (amount billed less commissions or fees paid). We generally record revenue on a gross basis in the amount a financial institution is expected to collect from subscribers when contractual arrangements with a financial institution client provide for us to serve as the primary obligor in the transaction, we have latitude in establishing price and bear the risk of physical loss of inventory and credit risk for the amount billed to the subscriber.

We provide identity theft and credit management services to customers of certain financial institution clients that pay to provide such services directly to their customers. Revenue from these arrangements is recognized when earned which is usually at the time that we provide the services to the subscriber, generally on a monthly basis. SAB 101, as amended by SAB 104 provides for revenue to be realized and earned when the following four criteria have been met:

Persuasive evidence of an arrangement exists — We have signed contracts with all of the large financial institutions and individual purchases are evidenced by paper or electronic confirmations.

Delivery has occurred or services have been rendered — This criteria is evidenced by the product being received directly over the internet or shipped FOB shipping point immediately upon receiving the request.

The seller's price to the buyer is fixed or determinable — All sales are generally based on a contract or list price. In addition, payment is collected from the large financial institutions within 30 days with no significant write-offs in the past.

Collectibility is reasonably assured — This criteria is evidenced by our requirement that individual customers purchasing the product pay by credit card, so the risk of non-collection is minimal.

(c) Membership Products that Provide Discounts on Health Care-Related Products and Services, Financial and Legal Services and Home and Auto Care-Related Products and Services:

The amount of revenue recorded for membership products is determined in accordance with EITF 99-19, which addresses whether a company should report revenue based on the gross amount billed to a customer or the net amount retained by the company (amount billed less commissions or fees paid). We generally record revenue on a gross basis in the amount a financial institution is expected to collect from subscribers when contractual arrangements with a financial institution client provide for us to serve as the primary obligor in the transaction, we have latitude in establishing price and bear credit risk for the amount billed to the subscriber.

We provide membership products to customers of certain financial institution clients that pay to provide such products directly to their customers. Revenue from these arrangements is recognized when earned which is usually at the time that we provide the product to the financial institution client, generally on a monthly basis. SAB 101, as amended by SAB 104 provides for revenue to be realized and earned when the following four criteria have been met:

Persuasive evidence of an arrangement exists — Subscribers agree to purchase the product primarily through telemarketing transactions which are recorded and maintained on file as evidence of the subscriber's purchasing decision.

Delivery has occurred or services have been rendered — At the completion of a product trial period, the subscriber must make timely subscription payments. Revenues are recognized after the applicable trial periods are completed. In addition, all subscribers are mailed a fulfillment kit.

Seller's price to the buyer is fixed or determinable — The price of the product is agreed to by the customer as part of the sales transaction which established the sales arrangement.

Collectibility is reasonably assured — This criteria is evidenced by our collection of revenue through the monthly mortgage payments of our customers or through checking account debits to our customers' accounts.

Comment:	6. Tell us what the Company considers to be the costs of providing such products and services. Tell us where you have classified such costs in the Company's September 30, 2006 Form 10-Q.

Response:

(a) Accidental Death Insurance Products:

Costs related to accidental death insurance products consist of commissions which are reported as a component of Commissions Expense on the Income Statement.

(b) Identity Theft and Credit Management Services:

Costs related to identity theft and credit management services consist of commissions and the costs of operating our customer service and information processing centers, and data costs. Commissions are reported as a component of Commissions Expense on the Income Statement. The costs of operating our customer service and information processing centers, and data costs are reported as a component of Cost of Revenue on the Income Statement.

(c) Membership Products that Provide Discounts on Health Care-Related Products and Services, Financial and Legal Services and Home and Auto Care-Related Products and Services:

Costs related to membership products consist of commissions, credit reporting fees, and network fees. Commissions are reported as a component of Commissions Expense on the Income Statement. Credit reporting fees and network fees are reported as a component of Cost of Revenue on the Income Statement.

In connection with the above, we hereby acknowledge that:

          1.    Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

          2.    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          3.    Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703 488 1744.

Very truly yours,

/s/ Madalyn C. Behneman

Madalyn C. Behneman

Acting Principal Financial Officer